

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

David Foulkes
Chief Executive Officer
Brunswick Corporation
26125 N. Riverwoods Blvd., Suite 500
Mettawa, IL 60045-3420

> **Re: Brunswick Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 16, 2022**
> **File No. 001-01043**

Dear David Foulkes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. We note your disclosure for the "summary of Adjusted operating earnings and Adjusted diluted earnings per common share." Please revise to clarify that this is a "reconciliation" of your non-GAAP measures and consider clearly labeling each measure, both here and in the Form 8-K earnings releases as non-GAAP rather than "adjusted" so that the intent of this disclosures is clear.

2. You state that net sales increased during fiscal 2021 compared to 2020 due to increased volume from strong global demand for marine products, market share gains and higher pricing. You refer to the segment discussion for further details on the drivers of net sales changes, however, such disclosure refers to the "factors affecting all of [y]our segments as previously mentioned." Please revise to include both a quantitative and qualitative

discussion of the various factors, including any offsetting factors, that impacted each of your consolidated and segment revenues. For example, include a quantified discussion regarding the impact of price versus volume on your net sales, and if specific products had a significant impact, either positively or negatively on the segment net sales growth, revise to disclose as such. Refer to Item 303(b) of Regulation S-K.

3. We note your disclosures that "excluding certain one-time items presented above," selling general and administrative expense (SG&A) as a percentage of sales was lower in fiscal 2021. Please tell us what the one-time items is referring to and to the extent you are adjusting for non-GAAP items, revise to include a discussion of your GAAP SG&A with greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs. In addition, you cite several factors that impacted your SG&A expenses such as increased spending on sales and marketing, ACES programs, growth initiatives, and variable compensation costs. Where a material change from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for such changes in both quantitative and qualitative terms. Similar revisions should be made to your gross margin discussion.

4. We note that during each of the last three fiscal years and to date in fiscal 2022 you implemented various strategic initiatives to improve your cost structure, general operating efficiencies and utilization of production capacity. Your discussion of restructuring activities on page 33 provides a cross reference to Note 4. Please tell us how your current disclosures address the disclosure guidance in SAB Topic 5.P.4, or revise as necessary.

Liquidity and Capital Resources, page 41

5. We note your disclosure regarding the dollar amount of future contractual cash obligations as of December 31, 2021. Please revise to also include a quantified discussion of the cash requirements related to the credit facility fee as discussed in Note 16. To the extent that such amounts are already reflected in the amounts disclosed, please revise and clarify accordingly. Refer to Item 303(b)(1) of Regulation S-K.

Critical Accounting Estimates, page 42

6. Your Critical Accounting Estimates appear to repeat your accounting policy disclosures in the notes to the consolidated financial statements. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 6. Segment Information, page 73

7. We note that the Engine Parts and Accessories and Advanced Systems Group operating segments have been aggregated into a single reportable segment, Parts & Accessories. Please provide us with an analysis of each of the criteria in ASC 280-10-50-11 to support such aggregation. Also, tell us how the acquisitions and integrations of Navico and RELiON impacted your evaluation, if at all.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ryan M. Gwillim